N E W S R E L E A S E

October 10, 2013

Nevsun Announces Q3 2013 Bisha Operating Results

Q3 2013 OPERATING HIGHLIGHTS

  Bisha achieves first copper production of 12 million pounds
  Gold production of 13,300 ounces from CIL decommissioning
  First ocean shipments of concentrate in October
  Commercial production remains on track for late 2013 or early Q1 2014

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) (Nevsun or the Company) is pleased to announce its first copper production of 12 million pounds  in concentrate from the Bisha Mine during the third quarter. Production guidance remains at 30 to 50 million pounds of copper in concentrate for 2013. The Company also produced 13,300 ounces of gold during the quarter, mainly from the decommissioning process of the gold CIL circuit.

Commissioning and ramp up of the copper expansion continues, with commercial production expected in late 2013 or early Q1 2014.  Pre-commercial production copper concentrate is moving to the port of Massawa and the first bulk shipments of concentrate are expected in October.

Cliff Davis, Nevsun’s CEO commented, “After successfully starting the high grade Bisha Mine and producing approximately 800,000 ounces of gold since 2011 at a cash cost of less than $350 per ounce, we are pleased to begin the next phase of the Bisha Mine as a significant copper producer. The capital program to implement the copper circuit has been completed on time and on budget and we have been able to bring initial product to the market.

Nevsun and the team at Bisha are carefully managing the commissioning process and we look forward to strong cash-flows in 2014 and continuing to develop Nevsun Resources.”

Total tonnes mined were up 60% quarter-over-quarter with ore mined up 30% to 559,000 tonnes.  The ore mined included 232,000 tonnes of remnant oxide and pyrite sand being mined to stockpile for future processing.

Waste mined increased 70% quarter-over-quarter to 2,802,000 tonnes, for a strip ratio of 8.5 to 1 by volume.  The stronger performance reflects putting new equipment to use and improvements in maintenance.   Overall, waste stripping remains behind plan for 2013, however, this is expected to have minimal impact on copper ore production through 2014. Actions remain in place to resolve the remaining issues and deliver the required stripping going forward.

The 366,000 tonnes milled was inclusive of pyrite sand processed through mid-July 2013.  Overall in Q2 and Q3, 94,000 tonnes pyrite sand ore was processed, generating an estimated 7,000 tonnes of precious metal concentrate containing 8,000 ounces of gold and 789,000 ounces of silver.  Options are being explored to best realize value from the precious metal concentrate and unprocessed pyrite sand stockpiles.

Since the start of copper commissioning in mid-July, the strategy has been to make use of lower grade and sub-grade copper feeds, thereby preserving reserve grade material and resulting in a copper recovery of 60%, much lower than the greater than 80% expected when the plant is in commercial production.  Commissioning and ramp up of the copper expansion continues, with commercial production on track for late 2013 or Q1 2014.

Gold production will continue from decommissioning of the CIL gold circuit, with Q4 being the final quarter of doré shipping.

Details of the Company’s quarterly operating results follow:

	Q3 2013 3 months ending September 30	Q2 2013 3 months ending June 30	Q1 2013 3 months ending March 31	Year-to-Date 2013 9 months ending September 30
Mining
Ore mined, tonnes [1]	559,000	425,000	475,000	1,459,000
Waste mined, tonnes	2,802,000	1,647,000	1,925,000	6,374,000
Strip ratio (calculated in BCM’s)	8.5	4.5	5.1	5.9
Milling
Ore milled, tonnes [2]	366,000	455,000	432,000	1,253,000
Gold feed grade, g/t [3]	-	2.75	4.14	3.43
Copper feed grade, % [4]	2.5	-	-	2.5
Processing
Recovery % of gold [3]		80%	79%	79%
Gold poured in doré, ounces [5]	13,300	34,900	42,300	90,500
Recovery % of copper [4]	59.5	-	-	59.5
Copper in concentrate, million pounds	12.0			12.0

1 Q3 mining tonnage, all from Bisha Main pit, includes remnant transitional acid oxide ore (91,000 tonnes), pyrite sand ore (141,000 tonnes), and supergene ore (327,000 tonnes)
2 Q3 milling tonnage was pyrite sand mixed with oxide ore followed by supergene ore starting in mid-July
3 Gold feed grade and recovery relates to oxide ore only
4 Copper feed grade and recovery relates to the pyrite sand and supergene ores
5 Q3 gold poured is predominantly associated with the decommissioning of the CIL plant

Full Q3 2013 results will be released on November 7, 2013.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future regarding the Company’s continuing operations in Eritrea including but not limited to future gold and copper production, copper phase expansion and the timing for completion of the commission phase to commercial production of copper, all of which are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; or (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013; (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2012, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2012, and the Company’s Management Discussion and Analysis for the year ended December 31, 2012, for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial production in February 2011 and ranks as one of the highest grade open pit copper mines in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com